Exhibit 2




                                     GUCCI
                                  GUCCI GROUP




                           GUCCI GROUP N.V. ANNOUNCES
                   AVAILABILITY OF 2003 FINANCIAL INFORMATION

Amsterdam, The Netherlands, April 19, 2004: Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) announces today that it has made available the following audited financial information for the fiscal year ended January 31, 2004:

    o    a consolidated balance sheet,
    o    a consolidated income statement,
    o    a consolidated statement of cash flows,
    o    a statement of changes in equity,
    o a summary of accounting policies used in the preparation of the financial statements set forth above; and
    o explanatory notes (including a reconciliation to US generally accepted accounting principles);

all prepared in accordance with international accounting standards and accompanied by an auditor's report in accordance with IAS.

The 2003 audited financial information is being made available by Gucci Group in connection with the previously-announced offer by Pinault-Printemps-Redoute S.A. to purchase all of the outstanding common shares of Gucci Group not beneficially owned by PPR at a price of $82.52 per share in cash. PPR filed the tender offer documents relating to the offer with the U.S. Securities and Exchange Commission and made such documents available in The Netherlands on April 1, 2004. In accordance with the terms of an exemption granted by the Autoriteit Financiele Markten on March 30, 2004 with respect to the Gucci Group information included in the tender offer documents, Gucci Group committed itself to make the 2003 audited financial information available on or before April 19, 2004.

Gucci Group is filing the 2003 audited financial information with the U.S. Securities and Exchange Commission in a Report of Foreign Issuer on Form 6-K. Investors, security holders and other interested parties may obtain a free copy of the 2003 audited financial information at www.sec.gov. The 2003 financial information may be obtained free of charge by directing requests to Gucci Group's Investor Relations Department at +39 055 7592 2456, PPR's Investor Relations Department at +33 1 4564 6325 or at ABN AMRO, the Dutch depositary for tender offer, via email at prospectus@nl.abnamro.com. The 2003 audited financial information may also be downloaded from Gucci Group's website at www.guccigroup.com and will be available on PPR's website at www.pprfinance.com.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bedat & C(degree)., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

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                                     GUCCI
                                  GUCCI GROUP

Page: 2


Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer because they contain important information. These statements have been filed by PPR and Gucci Group with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements and other filed documentation (when available) at www.sec.gov. These statements and other filed documentation may be obtained for free by directing such requests to PPR's Investor Relations Department at +33 1 45 64 63 25, Gucci Group's Investor Relations Department at +39 055 75 92 24 56[, or ABN AMRO via email at prospectus@nl.abnamro.com]. The Offer to Purchase (but not the related transmittal documents) may also be downloaded from PPR's website at www.pprfinance.com.

The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci Group or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci Group shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.


FOR MEDIA INQUIRIES:                           FOR INVESTORS/ANALYSTS INQUIRIES:
Tomaso Galli                                   Cedric Magnelia /Enza Dominijanni
Director of Corporate Communications           Directors of Investor Relations
Gucci Group N.V.                               Gucci Group N.V.
+31 20 462 1700                                +31 20 462 1700
+39 02 8800 5555                               +39 055 7592 2456